Flushing Financial Corporation

1979 Marcus Avenue, Suite E140

Lake Success, New York 11042

May 16, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:    Mr. William Friar

Re:	Flushing Financial Corporation Registration Statement on Form S-4 (Registration No. 333- 133175) Request for Acceleration of Effectiveness

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Flushing Financial Corporation (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-4, as amended by pre-effective Amendment No. 1 (the “Filing”), be accelerated to 10:00 a.m. on Thursday, May 18, 2006, or as soon as practicable thereafter.

The cooperation of the staff is meeting this timetable is very much appreciated.

The Company acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions should be addressed to Douglas J. McClintock, Esq. of Thacher Proffitt & Wood LLP, telephone (212) 912-7436.

Very truly yours,

FLUSHING FINANCIAL CORPORATION

By:	/s/ John R. Buran
John R. Buran President and Chief Executive Officer